Milestone Pharmaceuticals Inc.
1111 Dr. Frederik-Philips Boulevard, Suite 420
Montréal, Québec CA H4M 2X6

VIA EDGAR

May 24, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jason Drory

Re:	Milestone Pharmaceuticals Inc.
Registration Statement on Form S-3, as amended File No. 333-271949

Acceleration Request
	Requested Date:	Friday, May 26, 2023
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-271949) (as amended to date, the “Registration Statement”) to become effective on Friday, May 26, 2023 at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes each of Ryan Sansom and Nicolas H.R. Dumont of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicolas H.R. Dumont of Cooley LLP, counsel to the undersigned registrant, at (212) 479-6446.

[Signature Page Follows]

Sincerely,

Milestone Pharmaceuticals Inc.

By:	/s/ Joseph Oliveto
Joseph Oliveto
Chief Executive Officer

cc:	Amit Hasija, Milestone Pharmaceuticals Inc.
Ryan Sansom, Cooley LLP
Nicolas H.R. Dumont, Cooley LLP